CLETHA A. WALSTRAND

ATTORNEY AT LAW

1322 WEST PACHUA CIRCLE

IVINS, UT  84738

OFFICE: 435-688-7317 FAX: 435-688-7318

December 28, 2009

Mr. Raj Rajan

Senior Staff Accountant

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C.  20549

Re:

Cactus Ventures, Inc.

File No. 000-52446

Dear Mr. Rajan,

We are in receipt of your correspondence dated November 13, 2009 and December 15, 2009 regarding amendments to our Form 10-K for the fiscal year ended December 31, 2008, Form 10-Q for quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.

Per our telephone conference of today, this letter is to notify you that we intend to have a response and amended filings to you no later than January 8, 2010.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law